(all amounts are in U.S. dollars except where otherwise indicated)

Gildan Activewear Reports Third Quarter Results and Updates Full Year Guidance

•	Q3 GAAP diluted EPS of $0.55, up 5.8%, and adjusted diluted EPS[1] of $0.57, up 7.5% over last year

•	Net sales increase of 5% driven by double digit growth in activewear

•	Continued growth momentum in imprintable fashion basics

•	International sales up 28% for the quarter

•	150 basis points of SG&A leverage

•	Free cash flow[1] of $118.4 million generated in the quarter

•	Company secures large private label underwear program for 2019

•	Company updates guidance for the full year

Montreal, Thursday, November 1, 2018 – Gildan Activewear Inc. (GIL: TSX and NYSE) today announced its results for the third quarter ended September 30, 2018 and updated its full year guidance.

During the third quarter, the Company continued to see good momentum in the key growth areas of its business. Total sales grew 5.3% compared to last year, despite the impact of Hurricane Florence, which limited shipments during September. Adjusted diluted EPS of $0.57 was up 7.5% over the same quarter last year and the Company generated free cash flow of $118.4 million. From a sales perspective, the Company continued to gain ground during the quarter in faster-growing areas, including fashion basics, international markets, global lifestyle brands, and e-commerce, and is starting to capitalize on the shifting emphasis by mass retailers toward their own private label brands. During the third quarter, the Company secured a new private label underwear program for 2019 with its largest mass retail customer. Shelf space allocated to the Company’s current men’s underwear program with this retailer will be increasing and will be dedicated to the retailer’s private label underwear brand offering in 2019, which the Company will be manufacturing. On the cost side, the Company is generating SG&A cost reductions as planned, with third quarter SG&A expenses as a percentage of sales down 150 basis points versus the same quarter last year, with continued strong focus on driving further efficiencies going forward. Free cash flow continues to build and the Company’s strong balance sheet positions it well to continue to execute on its capital allocation priorities.

Operating results
During the third quarter, sales growth was constrained due to the impact of Hurricane Florence in the month of September, which disrupted the Company's distribution operations in the Carolinas, impacting overall sales by approximately $30 million in total. Despite this impact, net sales for the third quarter ended September 30, 2018 of $754.4 million were up 5.3% compared to the prior year driven by a 12.1% increase in activewear sales, partly offset by a 16.6% decline in the hosiery and underwear category. The increase in the activewear category, where we generated $612.4 million in sales for the quarter, was driven by higher unit sales volume and net selling prices. Activewear unit volume growth reflected higher shipments of imprintable products, including fashion basics, combined with higher unit sales of global lifestyle brand products and a 27.6% increase in international sales. The decline in the smaller hosiery and underwear category, where we saw $142.0 million in overall sales, was mainly due to lower sock volumes, primarily in mass, and lower licensed brand sales. Distribution disruptions due to the impact of Hurricane Florence resulted in approximately $15 million in lost sales in this category as the Company was unable to fulfill certain replenishment orders in September.

(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release.

Gross margin in the third quarter of 2018 of 29.0% was down 200 basis points over the same period last year, largely in line with our expectations. The decrease in gross margin compared to the prior year quarter was primarily due to higher raw material and other input costs, partly offset by the benefit of higher net selling prices. Gross margin was also impacted by activewear growth ramp up costs and costs related to disruptions in our supply chain in Central America, which we incurred during the second quarter as previously communicated.

SG&A expenses for the third quarter this year totaled $88.1 million, down $6.7 million, or 7.1%, compared to the third quarter last year. SG&A expenses as a percentage of sales improved 150 basis points to 11.7% in the quarter compared to the prior year quarter, primarily reflecting the benefit of cost reductions stemming from the Company's recent organizational consolidation.

For the third quarter of 2018, the Company generated operating income of $127.6 million and adjusted operating income1 of $130.7 million, up $2.7 million and $3.3 million, respectively, compared to the same period last year. Operating margin of 16.9% and adjusted operating margin1 of 17.3% were both down 50 basis points compared to the third quarter of 2017, reflecting the decline in gross margin partly offset by SG&A leverage.

Net earnings for the three months ended September 30, 2018 amounted to $114.3 million, or $0.55 per share on a diluted basis, compared with net earnings of $116.1 million, or $0.52 per share on a diluted basis, for the same period last year. Excluding the impact of after-tax restructuring and acquisition-related costs, Gildan reported adjusted net earnings1 of $118.1 million, which were essentially flat compared to last year as higher sales and the reduction in SG&A expenses offset the decline in gross margin and higher financial expenses. Adjusted diluted EPS of $0.57 for the third quarter of 2018 were up 7.5% from $0.53 per share in the same quarter last year, reflecting the benefit of a lower share count compared to the prior year.

The Company generated $118.4 million of free cash flow in the third quarter of 2018, down from $149.9 million in the same quarter last year due mainly to less favourable changes in working capital and higher capital expenditures. During the third quarter, capital expenditures totaled $33.6 million and were for investments primarily in textile capacity and related sewing expansion, distribution, and information technology. During the third quarter of 2018, the Company repurchased 1,740,858 common shares at a total cost of approximately $50 million pursuant to its normal course issuer bid (NCIB). The Company ended the third quarter of 2018 with net debt1 of $819.0 million and a net debt leverage ratio1 of 1.4 times net debt to trailing twelve months adjusted EBITDA1.

Year-to-date results
Net sales of $2,165.8 million for the nine months ended September 30, 2018 were up 3.3%, or $68.7 million, compared to the same period last year, driven by an 11.0% increase in activewear sales, partly offset by a 20.4% decline in the hosiery and underwear sales category. The increase in the activewear category was mainly due to volume growth in imprintable products in the U.S., strong shipments internationally across the Company's major markets, as well as increased shipments to retailers and global lifestyle brands. Activewear sales growth also reflected the benefit of higher net selling prices, including foreign exchange, and favourable product-mix compared to the same period last year. The decline in the hosiery and underwear sales category was mainly due to lower unit sales of socks, particularly to mass retailers, which are shifting emphasis toward their own private label brands, lower licensed brand and Gold Toe® sales, as well as the impact of the non-recurrence of the initial roll-out of certain program gains which occurred during the first half of the prior year.

Gross margin for the first nine months of 2018 of 28.2% was down 160 basis points over the prior year, primarily due to increases in raw material and other input costs, and additional manufacturing costs related to the optimization and ramp up of capacity, as well as costs related to disruptions within our supply chain in Central America. These factors were partly offset by higher net selling prices and the benefit of a richer product-mix compared to the prior year.

SG&A expenses as a percentage of sales for the first nine months of the year were 12.6%, 40 basis points better than the same period last year as cost reductions resulting from the Company's recent organizational consolidation more than offset planned increases in expenses related to the enhancement of e-commerce and distribution capabilities. Operating margin and adjusted operating margin for the first nine months of 2018 were 15.0% and 15.6%, respectively,

(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release.

compared to 16.2% and 16.7% in the same periods of the prior year.

Net earnings for the first nine months of 2018 were $291.2 million, or $1.37 per share on a diluted basis, compared to net earnings of $307.4 million, or $1.36 per share on a diluted basis, for the same period last year. Before reflecting after-tax restructuring and acquisition-related costs, adjusted net earnings for the first nine months of 2018 were $304.2 million, or $1.43 per share on a diluted basis, compared to adjusted net earnings of $319.3 million, or $1.41 per share on a diluted basis, in the same period last year. The decrease in net earnings and adjusted net earnings was mainly due to a lower operating margin and higher financial expenses, partly offset by the contribution of higher sales. On a diluted per share basis, net earnings and adjusted net earnings also reflected the benefit of a lower share count compared to the prior year.

Outlook
The Company narrowed its projected adjusted diluted EPS range for the full year to $1.85 to $1.87, within its previous range of $1.85 to $1.90. The Company continues to project net sales growth for the full year to be in the mid-single-digit range driven by expected double digit growth in activewear sales. After incorporating the impact of lost orders as a result of shipping limitations caused by Hurricane Florence during the third quarter and lower than previously anticipated licensed brand sock sales, the Company is now projecting sales in the hosiery and underwear category to be down approximately $125 million for the full year compared to its previous projection of a decline of approximately $85 million. Adjusted EBITDA1 is projected to come in towards the lower end of our previous guidance range of $605 to $620 million, and free cash flow for 2018 is projected to be between $400 to $425 million, versus previous guidance of in excess of $425 million, due to higher than previously anticipated year end working capital requirements as we move into 2019. Guidance for capital expenditures remains at approximately $125 million for 2018. Finally, for the fourth quarter of 2018, the Company is projecting adjusted diluted EPS to be in the range of $0.42 to $0.44, double digit activewear sales growth, and a strong improvement in SG&A leverage over the prior year quarter.

Declaration of quarterly dividend
The Board of Directors has declared a cash dividend of $0.112 per share, payable on December 10, 2018 to shareholders of record on November 15, 2018. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Normal course issuer bid
During the first nine months of 2018, the Company repurchased for cancellation a total of 11,970,404 common shares at a total cost of approximately $348.0 million pursuant to its NCIB programs. The Company repurchased an additional 616,066 common shares under its current NCIB pursuant to an automatic share purchase program between October 1, 2018 and October 30, 2018 at a total cost of $18.1 million.

Gildan’s management and the Board of Directors believe the repurchase of the common shares represents an appropriate use of Gildan’s financial resources and that share repurchases under the NCIB will not preclude Gildan from continuing to pursue complementary acquisitions.

Disclosure of outstanding share data
As at October 30, 2018, there were 206,824,930 common shares issued and outstanding along with 2,725,928 stock options and 105,210 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company.

Conference call information
Gildan Activewear Inc. will hold a conference call to discuss third quarter 2018 results and its business outlook today at 8:30 AM ET. A live audio webcast of the conference call, as well as a replay, will be available on its corporate site or on the following link: http://www.gildancorp.com/events. The conference call can be accessed by dialing (800) 447-0521 (Canada & U.S.) or (847) 413-3238 (international) and entering passcode 47709951#. A replay will be available for 7 days starting at

(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release.

11:00 AM ET by dialing (888) 843-7419 (Canada & U.S.) or (630) 652-3042 (international) and entering the same passcode.

Notes
This release should be read in conjunction with Gildan’s Management’s Discussion and Analysis and its unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 30, 2018 available on Gildan's corporate website, which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.

Certain minor rounding variances may exist between the unaudited condensed interim consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in U.S.$ millions, except per share amounts or otherwise indicated)	Q3 2018	Q3 2017	Variation (%)	YTD 2018	YTD 2017	Variation (%)
Net sales	754.4	716.4	5.3%	2,165.8	2,097.1	3.3%
Gross profit	218.8	222.2	(1.5)%	610.6	624.2	(2.2)%
SG&A expenses	88.1	94.8	(7.1)%	273.1	273.4	(0.1)%
Restructuring and acquisition-related costs	3.1	2.5	24.0%	12.5	11.9	5.0%
Operating income	127.6	124.9	2.2%	325.0	339.0	(4.1)%
Adjusted operating income(1)	130.7	127.4	2.6%	337.5	350.9	(3.8)%
Adjusted EBITDA(1)	167.4	167.7	(0.2)%	457.6	472.1	(3.1)%
Financial expenses	9.1	6.0	51.7%	22.4	18.3	22.4%
Income tax expense	4.2	2.7	55.6%	11.4	13.3	(14.3)%
Net earnings	114.3	116.1	(1.6)%	291.2	307.4	(5.3)%
Adjusted net earnings(1)	118.1	118.6	(0.4)%	304.2	319.3	(4.7)%

Basic EPS	0.55	0.52	5.8%	1.37	1.36	0.7%
Diluted EPS	0.55	0.52	5.8%	1.37	1.36	0.7%
Adjusted diluted EPS(1)	0.57	0.53	7.5%	1.43	1.41	1.4%

Gross margin	29.0%	31.0%	(2.0) pp	28.2%	29.8%	(1.6) pp
SG&A expenses as a percentage of sales	11.7%	13.2%	(1.5) pp	12.6%	13.0%	(0.4) pp
Operating margin	16.9%	17.4%	(0.5) pp	15.0%	16.2%	(1.2) pp
Adjusted operating margin(1)	17.3%	17.8%	(0.5) pp	15.6%	16.7%	(1.1) pp

Cash flows from operating activities	151.7	168.5	(10.0)%	264.4	414.2	(36.2)%
Free cash flow(1)	118.4	149.9	(21.0)%	176.5	353.3	(50.0)%

As at	Sep 30, 2018	Dec 31, 2017
Inventories	973.9	945.7
Trade accounts receivable	401.6	243.4
Net indebtedness(1)	819.0	577.2
Net debt leverage ratio(1)	1.4	1.0
(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release.

DISAGGREGATION OF REVENUE

Net sales by major product group were as follows:

(in U.S.$ millions or otherwise indicated)	Q3 2018	Q3 2017	Variation (%)	YTD 2018	YTD 2017	Variation (%)
Activewear	612.4	546.2	12.1%	1,752.1	1,577.8	11.0%
Hosiery and underwear	142.0	170.2	(16.6)%	413.7	519.4	(20.4)%
	754.4	716.4	5.3%	2,165.8	2,097.2	3.3%

Net sales were derived from customers located in the following geographic areas:

(in U.S.$ millions or otherwise indicated)	Q3 2018	Q3 2017	Variation (%)	YTD 2018	YTD 2017	Variation (%)
United States	642.6	620.0	3.6%	1,843.1	1,815.9	1.5%
Canada	30.4	32.7	(7.0)%	85.9	98.1	(12.4)%
International	81.3	63.7	27.6%	236.8	183.2	29.3%
	754.3	716.4	5.3%	2,165.8	2,097.2	3.3%

Definition and reconciliation of non-GAAP financial measures
This press release includes references to certain non-GAAP financial measures as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, including related income tax expenses and recoveries, and for the three and nine months ended September 30, 2018, income tax adjustments related to rate enactments from the U.S. Tax Reform. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions, except per share amounts)	Q3 2018	Q3 2017	YTD 2018	YTD 2017
Net earnings	114.3	116.1	291.2	307.4
Adjustments for:
Restructuring and acquisition-related costs	3.1	2.5	12.5	11.9
Income tax expense relating to restructuring and acquisition-related costs and U.S. Tax Reform (1)	0.7	—	0.5	—
Adjusted net earnings	118.1	118.6	304.2	319.3
Basic EPS	0.55	0.52	1.37	1.36
Diluted EPS	0.55	0.52	1.37	1.36
Adjusted diluted EPS	0.57	0.53	1.43	1.41
(1) For the nine months ended September 30, 2018, reflects an income tax expense of $1.0 million relating to the impact of U.S. tax reform, and an income tax recovery of $0.5 million relating to restructuring and acquisition-related activities.

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating margin is calculated as adjusted operating income divided by net sales. Management uses adjusted operating income and adjusted operating margin to measure its performance from one period to the next without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions, or otherwise indicated)	Q3 2018	Q3 2017	YTD 2018	YTD 2017
Operating income	127.6	124.9	325.0	339.0
Adjustment for:
Restructuring and acquisition-related costs	3.1	2.5	12.5	11.9
Adjusted operating income	130.7	127.4	337.5	350.9

Operating margin	16.9%	17.4%	15.0%	16.2%
Adjusted operating margin	17.3%	17.8%	15.6%	16.7%

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions)	Q3 2018	Q3 2017	YTD 2018	YTD 2017
Net earnings	114.3	116.1	291.2	307.4
Restructuring and acquisition-related costs	3.1	2.5	12.5	11.9
Depreciation and amortization	36.7	40.4	120.1	121.2
Financial expenses, net	9.1	6.0	22.4	18.3
Income tax expense	4.2	2.7	11.4	13.3
Adjusted EBITDA	167.4	167.7	457.6	472.1

Free cash flow
Free cash flow is defined as cash from operating activities less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric which indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in U.S.$ millions)	Q3 2018	Q3 2017	YTD 2018	YTD 2017
Cash flows from operating activities	151.7	168.5	264.4	414.2
Cash flows used in investing activities	(33.3)	(32.0)	(88.0)	(176.5)
Adjustment for:
Business acquisitions	—	13.4	0.1	115.6
Free cash flow	118.4	149.9	176.5	353.3

Total indebtedness and net indebtedness
Total indebtedness is defined as the total bank indebtedness and long-term debt (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in U.S.$ millions)	Sep 30, 2018	Dec 31, 2017
Long-term debt and total indebtedness	871.0	630.0
Cash and cash equivalents	(52.0)	(52.8)
Net indebtedness	819.0	577.2

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net indebtedness to pro-forma adjusted EBITDA for the trailing twelve months. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period as if they had occurred at the beginning of the trailing twelve month period. The Company has set a target net debt leverage ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months. The Company uses, and believes that certain investors and analysts use, the net debt leverage ratio to measure the financial leverage of the Company.

(in U.S.$ millions, or otherwise indicated)	Sep 30, 2018	Dec 31, 2017
Adjusted EBITDA for the trailing twelve months	571.5	586.1
Adjustment for:
Business acquisitions	—	0.3
Pro-forma adjusted EBITDA for the trailing twelve months	571.5	586.4
Net indebtedness	819.0	577.2
Net debt leverage ratio	1.4	1.0

Caution concerning forward-looking statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions, including, without limitation, our expectation with regards to net sales, adjusted diluted earnings per share, SG&A expenses, adjusted operating margin, income tax rate, adjusted EBITDA, free cash flow, and capital expenditures. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of the Company’s Management’s Discussion and Analysis for the three and nine months ended September 30, 2018 and for the fiscal year ended December 31, 2017 for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such documents and this press release.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•	our ability to implement our growth strategies and plans;

•	our ability to successfully integrate acquisitions and realize expected benefits and synergies;

•	the intensity of competitive activity and our ability to compete effectively;

•	changes in general economic and financial conditions globally or in one or more of the markets we serve;

•	our reliance on a small number of significant customers;

•	the fact that our customers do not commit to minimum quantity purchases;

•	our ability to anticipate, identify, or react to changes in consumer preferences and trends;

•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;

•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;

•	our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;

•	the impact of climate, political, social, and economic risks in the countries in which we operate or from which we source production;

•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics, and other unforeseen adverse events;

•
compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;

•
the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;

•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;

•	changes to and failure to comply with consumer product safety laws and regulations;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;

•
negative publicity as a result of actual, alleged, or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third- party contractors;

•	changes in third party licensing arrangements and licensed brands;

•	our ability to protect our intellectual property rights;

•
operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;

•	an actual or perceived breach of data security;

•	our reliance on key management and our ability to attract and/or retain key personnel;

•	changes in accounting policies and estimates; and

•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer of everyday basic apparel which markets its products in North America, Europe, Asia-Pacific, and Latin America, under a diversified portfolio of Company-owned brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer™, Gold Toe®, Anvil®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Therapy Plus™, Peds® and MediPeds®, and under the Under Armour® brand through a sock licensing agreement providing exclusive distribution rights in the United States and Canada. Our product offering includes activewear, underwear, socks, hosiery, and legwear products sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms. In addition, we sell directly to consumers through our own direct-to-consumer platforms.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean Basin, North America, and Bangladesh. With over 51,000 employees worldwide Gildan operates with a strong commitment to industry-leading labour and environmental practices throughout its supply chain in accordance with its comprehensive Genuine Responsibility™ program embedded in the Company's long-term business strategy. More information about the Company and its corporate citizenship practices and initiatives can be found at www.gildancorp.com and www.genuineresponsibility.com, respectively.

Investor inquiries:
Sophie Argiriou
Vice President, Investor Communications
(514) 343-8815
sargiriou@gildan.com

Media inquiries:
Garry Bell
Vice President, Corporate Marketing and Communications
(514) 744-8600
gbell@gildan.com

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